Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Hawaiian Electric Industries, Inc.
Pension Investment Committee:

We consent to the incorporation by reference in registration statement No. 333-159000 of Hawaiian Electric Industries, Inc. of our report dated September 30, 2009, included herein, with respect to the statement of net assets available for benefits of the American Savings Bank 401(k) Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2009 annual report for Form 11-K of the American Savings Bank 401(k) Plan.

/s/ KPMG LLP
Honolulu, Hawaii
June 28, 2010